As filed with the Securities and Exchange Commission on April 8, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ASSERTIO THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.50% Senior Convertible Notes due 2021

5.00% Senior Convertible Notes due 2024

(Title of Class of Securities)

249908AA2

04545LAA5

(CUSIP Number of Class of Securities)

Arthur J. Higgins

100 S. Saunders Road, Suite 300

Lake Forest, IL 60045

(510) 744-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stewart McDowell, Esq.

Ryan A. Murr, Esq.

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

Telephone: (415) 393-8200

Facsimile: (415) 393-8306

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$76,602,065	$9,942.95

(1)

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $42,465,000 aggregate principal amount of the Company’s outstanding 2.50% Senior Convertible Notes due 2021 are purchased at the tender offer price of $995.00 per $1,000 principal amount of such notes and all $34,522,000 aggregate principal amount of the Company’s outstanding 5.00% Senior Convertible Notes due 2024 are purchased at the tender offer price of $995.00 per $1,000 principal amount of such notes.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2020, equals $129.80 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$9,942.95	Filing Party:	Assertio Therapeutics, Inc.
	Form of Registration No.:	Schedule TO	Date Filed:	March 11, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	Third-party tender offer subject to Rule 14d-1
	☒	Issuer tender offer subject to Rule 13e-4
	☐	Going-private transaction subject to Rule 13e-3
	☐	Amendment to Schedule 13D under Rule 13d-2

☒	Check the box if the filing is a final amendment reporting the results of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Assertio Therapeutics Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission on March 11, 2020 (as amended on March 25, 2020, the “Schedule TO”) .  Capitalized terms used and not defined herein have the meanings assigned to such terms in the offer to purchase filed as exhibit (a)(1) to the Schedule TO (the “Offer to Purchase”).

The Schedule TO relates to two separate offers by the Company to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, any and all of its 2021 Notes and 2024 Notes for cash in an amount equal to $995.00 per $1,000 principal amount purchased (exclusive of accrued and unpaid interest) from each registered holder of the applicable Series of Notes.  This is the final amendment to the Schedule TO and is being filed to report the results of the Offers. This Amendment No. 2 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act. Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO.

Items 1 through 11.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offers expired at 11:59 p.m., New York City time, on April 7, 2020. Based on information provided by Global Bondholder Services, the tender agent for the Offers, a total of $42,130,000 aggregate principal of 2021 Notes and $34,522,000 aggregate principal of 2024 Notes were properly tendered and not properly withdrawn prior to the expiration of the Offers.  The Company accepted for purchase all such Notes.

On April 8, 2020, the Company issued a press release announcing the final results of the Offers as set forth above, a copy of which is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(A)	Assertio Therapeutics, Inc. Press Release issued on April 8, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on April 8, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSERTIO THERAPEUTICS, INC.

By:	/s/ Dan Peisert
Name:	Dan Peisert
Title:	Senior Vice President and Chief Financial Officer

Dated: April 8, 2020